

Mail Stop 4631

August 13, 2009

via U.S. mail and facsimile

Mr. J. Lloyd Breedlove, President and Chief Executive Officer
Anpath Group, Inc.
116 Morlake Drive, Suite 201
Mooresville, NC 28117

> **RE:** **Anpath Group, Inc.**
> **Form 8-K Item 4.01**
> **Filed August 10, 2009**
> **Form 8-K/A Item 4.01**
> **Filed August 12, 2009**
> **File No. 333-123655**

Dear Mr. Breedlove:

We have completed our review of your filing and amendment and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant